SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SuccessFactors, Inc.

(Name of Subject Company (Issuer))

Saturn Expansion Corporation

a wholly-owned subsidiary of

SAP America, Inc.

an indirectly wholly-owned subsidiary of

SAP AG

(Name of Filing Persons, Offerors)

Common Stock, par value $0.001 per share,

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Michael Junge

Executive Vice President and General Counsel

SAP AG

Dietmar-Hopp-Allee 16

D-69190 Walldorf

Federal Republic of Germany

+49 6227 74 7474

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

A. Peter Harwich

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

Telephone: (212) 610-6300

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$3,819,221,880	$437,682.83

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $40.00, the per share tender offer price, by shares of common stock of SuccessFactors, Inc., which includes (a) 84,801,782 shares of common stock issued and outstanding (including shares of restricted stock, but excluding treasury shares), (b) 6,130,344 shares of common stock subject to outstanding stock options with an exercise price less than $40.00 and (c) 4,548,421 restricted stock units outstanding.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by .00011460.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is filed by Saturn Expansion Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”) and an indirectly wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”). This Schedule TO relates to the offer by the Purchaser to purchase all issued and outstanding shares of common stock of SuccessFactors, Inc., a Delaware corporation (“SuccessFactors”), par value $0.001 per share (the “Success Factors Common Stock” or the “Shares”), at a price of $40.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated December 16, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger dated as of December 3, 2011 (as it may be amended from time to time, the “Merger Agreement”) by and among SAP America, the Purchaser and SuccessFactors, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

(1) The subject company and issuer of the securities subject to the Offer is SuccessFactors, Inc., a Delaware corporation. Its principal executive office is located at 1500 Fashion Island Boulevard, Suite 300, San Mateo, California 94404, and its telephone number is (650) 645-2000.

(2) This Schedule TO relates to the Offer by the Purchaser to purchase all issued and outstanding Shares for $40.00 per Share, net to the holder thereof in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The information set forth in the “Introduction” to the Offer to Purchase is incorporated in this Schedule TO by reference.

(3) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” and is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning SAP AG, SAP America and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4. Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the “Introduction” and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material United

States Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; NYSE Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Material United States Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with SuccessFactors” and “Purpose of the Offer; the Merger Agreement; the Mutual Non-Disclosure Agreement; the Exclusivity Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for SuccessFactors; Recent Developments Relating to SuccessFactors” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning SAP AG, SAP America and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with SuccessFactors” and “Purpose of the Offer; the Merger Agreement; the Mutual Non-Disclosure Agreement; the Exclusivity Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for SuccessFactors; Recent Developments Relating to SuccessFactors” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the “Introduction” and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with SuccessFactors,” “Purpose of the Offer; the Merger Agreement; the Mutual Non-Disclosure Agreement; the Exclusivity Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for SuccessFactors; Recent Developments Relating to SuccessFactors,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; NYSE Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the “Introduction” and in the sections of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements of Certain Bidders.

(a), (b) Not Applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning SAP AG, SAP America and the Purchaser” and “Purpose of the Offer; the Merger Agreement; the Mutual Non-Disclosure Agreement; the Exclusivity Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for SuccessFactors; Recent Developments Relating to SuccessFactors” is incorporated in this Schedule TO by reference.

(a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; the Mutual Non-Disclosure Agreement; the Exclusivity Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for SuccessFactors; Recent Developments Relating to SuccessFactors” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NYSE Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; the Mutual Non-Disclosure Agreement; the Exclusivity Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for SuccessFactors; Recent Developments Relating to SuccessFactors” is incorporated in this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase dated December 16, 2011.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press release issued by SAP AG and SuccessFactors on December 3, 2011 incorporated herein by reference to the Form 6-K furnished by SAP AG, SAP America and the Purchaser on December 5, 2011.

(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on December 16, 2011.

(a)(5)(C)	Press release issued by SAP AG on December 16, 2011.

(b)(1)	Euro 1 billion Credit Facility Agreement dated December 3, 2011, among SAP AG, as borrower, J.P. Morgan Limited as mandated lead arranger, the financial institution listed in Schedule 1 as original lender, and J.P. Morgan Europe Limited, as agent.

(d)(1)	Agreement and Plan of Merger dated as of December 3, 2011 by and among SAP America, the Purchaser and SuccessFactors incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SuccessFactors on December 5, 2011.

(d)(2)	Mutual Non-Disclosure Agreement effective as of October 20, 2011 between SAP AG and SuccessFactors.

(d)(3)	Exclusivity Agreement dated as of November 9, 2011 between SAP AG and SuccessFactors.

(d)(4)	Amended and Restated Exclusivity Agreement dated as of November 22, 2011 between SAP AG and SuccessFactors.

(g)	Not applicable.

(h)	Not applicable.

99.2	Power of Attorney

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2011

SATURN EXPANSION CORPORATION

By:	/s/ Brad C. Brubaker
Name: Brad C. Brubaker
Title: Secretary

SAP AMERICA, INC.

By:	/s/ Brad C. Brubaker
Name: Brad C. Brubaker
Title: Secretary

SAP AG

By:	/s/ Michael Ploetner
Name: Michael Ploetner
Title: Authorized Signatory

By:	/s/ Wendy Boufford
Name: Wendy Boufford
Title: Authorized Signatory

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated December 16, 2011.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press release issued by SAP AG and SuccessFactors on December 3, 2011, incorporated herein by reference to the Form 6-K furnished by SAP AG, SAP America and the Purchaser on December 5, 2011.

(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on December 16, 2011.

(a)(5)(C)	Press release issued by SAP AG on December 16, 2011.

(b)(1)	Euro 1 billion Credit Facility Agreement dated December 3, 2011, among SAP AG, as borrower, J.P. Morgan Limited, as mandated lead arranger, the financial institution listed in Schedule 1 as original lender, and J.P. Morgan Europe Limited, as agent.

(d)(1)	Agreement and Plan of Merger dated as of December 3, 2011 by and among SAP America, the Purchaser and SuccessFactors incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SuccessFactors on December 5, 2011.

(d)(2)	Mutual Non-Disclosure Agreement effective as of October 20, 211 between SAP AG and SuccessFactors.

(d)(3)	Exclusivity Agreement dated as of November 9, 2011 between SAP AG and SuccessFactors.

(d)(4)	Amended and Restated Exclusivity Agreement dated as of November 22, 2011 between SAP AG and SuccessFactors.

(g)	Not applicable.

(h)	Not applicable.

99.2	Power of Attorney